# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIQUIDITY SERVICES INC, CIK 0001235468
CUSIP: 53635B107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6931 ARLINGTON ROAD, SUITE 460, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001067406

## Reporting persons
- FORUM CAPITAL PARTNERS: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 949,012; shared voting power 0; sole dispositive power 949,012; shared dispositive power 0; aggregate amount beneficially owned 949,012 (3.1% of the class)
- STALEY CAPITAL ADVISERS INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 949,012; shared voting power 0; sole dispositive power 949,012; shared dispositive power 0; aggregate amount beneficially owned 949,012 (3.1% of the class)
- John A. Staley, IV.: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 949,012; shared voting power 0; sole dispositive power 949,012; shared dispositive power 0; aggregate amount beneficially owned 949,012 (3.1% of the class)
- William F. Stotz: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 975,212; shared voting power 0; sole dispositive power 975,212; shared dispositive power 0; aggregate amount beneficially owned 975,212 (3.1% of the class)
- James D. Roberge: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,069,512; shared voting power 0; sole dispositive power 1,069,512; shared dispositive power 0; aggregate amount beneficially owned 1,069,512 (3.4% of the class)
- Brian M. McInerney: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 949,012; shared voting power 0; sole dispositive power 949,012; shared dispositive power 0; aggregate amount beneficially owned 949,012 (3.1% of the class)
- Andrew J. Roberge: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 957,722; shared voting power 0; sole dispositive power 957,722; shared dispositive power 0; aggregate amount beneficially owned 957,722 (3.1% of the class)

## Item 1. Issuer
Name of issuer: LIQUIDITY SERVICES INC
Address of issuer's principal executive offices: 6931 ARLINGTON ROAD, SUITE 460, BETHESDA, MARYLAND, 20814

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by the following parties, each referred to herein as "Reporting Person", and collectively, "Reporting Persons":

Forum Capital Partners, LP, a Pennsylvania limited partnership, ("Forum");

Staley Capital Advisers, Inc., a Pennsylvania corporation and federally-registered investment adviser. Staley Capital Advisers is the General Partner to Forum Capital Partners, LP.

Mr. John A. Staley I.V., Founding Partner of Staley Capital; Mr. William F. Stotz, Managing Director; Mr. James D. Roberge, Chief Investment Officer; Mr. Brian M. McInerney, President; and Mr. Andrew J. Roberge, Vice President.

Mr. Staley, Mr. Stotz, Mr. McInerney, and Mr. James Roberge are hereinafter referred to as "Controlling Persons" of Staley Capital Advisers who may be deemed pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to be the beneficial owners of all common stock owned by Staley Capital clients for whom Staley Capital exercises discretion with respect to voting or disposition of the issuer's shares

The Reporting Persons have entered into a Joint Filing Agreement, dated May 14, 2025, a copy of which is filed an Exhibit to this Schedule 13G/A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934.
Address of principal business office or, if none, residence: One Oxford Centre, Suite 3950, Pittsburgh, PA 15219
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in each cover page to this Schedule 13G/A is incorporated by reference into this Item 4.

The ownership percentage calculated herein is based on 31,039,308 shares issued and outstanding as of February 3, 2025 as reported by the Issuer in its Form 10-Q filed with the Securites and Exchange Commission on February 6, 2025. All ownership information reported in the Cover Pages is as of March 31, 2025.

Staley Capital does not directly own any shares of the Issuer's Common Stock. In its role as the General Partner to Forum, Staley Capital may be deemed to beneficially own the shares reported herein. The Reporting Persons expressly disclaim beneficial ownership of the Issuer's Common Stock reported herein, except for the following: Mr. Stotz is the owner of 26,200 shares of the Common Stock; Mr. James Roberge is the owner of 120,500 shares of the Issuer's Common Stock and Mr. Andrew Roberge is the owner of 8,710 shares of the Issuer's Common Stock.
Percent of class: 3.1
Sole power to vote or to direct the vote: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
The Reporting Persons have entered into a Joint Filing Agreement, dated May 14, 2025, a copy of which is filed an Exhibit to this Schedule 13G/A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934.

## Signatures
- FORUM CAPITAL PARTNERS: Brian M. McInerney, President (05/14/2025)
- STALEY CAPITAL ADVISERS INC: Brian M. McInerney, President (05/14/2025)
- John A. Staley, IV.: John A. Staley, IV, Founding Partner (05/14/2025)
- William F. Stotz: William F. Stotz, Managing Director (05/14/2025)
- James D. Roberge: James D. Roberge, Chief Investment Officer (05/14/2025)
- Brian M. McInerney: Brian M. McInerney, President (05/14/2025)
- Andrew J. Roberge: Andrew J. Roberge, Vice President (05/14/2025)